Filed by Bank of Montreal

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Ozaukee Bank

Commission File No.: 001-13354

The following letter was sent to Ozaukee Bank stockholders on behalf of Ozaukee Bank.

Dear Stockholder:	July 10, 2007

I am pleased to be writing you about an important development at Ozaukee Bank. This morning we announced that we have entered into a definitive agreement to be acquired by the parent company of Harris N.A. of Chicago in a stock transaction valued at $190 million. The Board of Directors believes this transaction is in the best interests of the Bank, its stockholders, its customers and its employees. Under the agreement, for each share of Ozaukee Bank stock that you own, you will receive approximately $90 in stock of BMO Financial Group (Bank of Montreal). The exact number of shares will be determined based on a formula prior to closing. I’m writing you today with a little background on what prompted the Board of Directors to move in this direction.

Increasingly, we have been concerned how best to ensure liquidity to holders of Ozaukee Bank shares. For most of our history, there have been few sales of Bank stock. In the ten years prior to 2006, for example, transactions averaged four per year. More recently, however, we have seen an increased desire for liquidity among our stockholders. We also wanted to provide our customers with the full range of products and services that a larger organization could provide, while continuing to provide a high level of customer service and community focus. The Board concluded that a well chosen affiliation with the right partner is in all of our interest…stockholders, employees, customers, and our community.

We are pleased to report that one of the most esteemed banking houses in North America has agreed, subject to your approval later this year and receipt of regulatory approvals, to have us become a part of its organization. Here’s some information on this highly regarded company: Harris is this year celebrating 125 years of service. Harris provides more than one million clients with personal, business and corporate services, including banking, lending, investing and wealth management. Harris has more than $42 billion in assets and $29 billion in deposits. With an Ozaukee Bank affiliation in Wisconsin, Harris compliments its major presence in Chicago, Northern Illinois and

Indiana. Additionally, Harris has affiliated wealth management offices in Arizona, California, Florida, Georgia, Virginia and Washington. The organization is a member of the BMO Financial Group (NYSE, TSX: BMO), which also provides corporate and investment banking services in the U.S. under the BMO Capital Markets name.

The proposed affiliation meets all of our needs. Additional information will be provided in the coming months. In the meantime, if you have questions, please call me direct at 262-377-9070. Otherwise, know that communicating with you is very important to me and will be a high priority in the months ahead.

With warm regards,

/s/ M. D. Hepburn
M. D. Hepburn Chairman & Founder

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262)375-5203.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Ozaukee Bank.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Ozaukee Bank caution readers of this news release not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include the satisfaction of merger closing conditions; regulatory approval and Ozaukee Bank shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.